Exhibit 99.1

HUB Cyber Security Appoints Renah Persofsky as Chairperson of the Board

Tel Aviv, Israel – March 27, 2025 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a global provider of cutting-edge cybersecurity and data protection solutions, today announced a pivotal leadership transition at its Board of Directors level. Mr. Kasbian Nuriel Chirich, who has served as Active Chairperson of the Board during a critical period of strategic restructuring at the Company, has decided to step down as Chair due to personal reasons, and will remain on the Board as a director. The Board of Directors, at Mr. Chirich’s recommendation, has unanimously approved the appointment of Ms. Renah Persofsky, ICD.D., as its new Active Chairperson of the Board of Directors of HUB, effective from March 25, 2025.

Ms. Persofsky, who joined the Company’s Board of Directors and certain of its committees on November 28, 2024, brings over four decades of executive leadership experience across multiple sectors, including financial services, e-commerce, consumer goods, and emerging innovative technologies. Her global perspective and strong background of successful achievements, with an emphasis on strong corporate governance and navigating publicly traded companies through high-growth trajectories, are immensely valuable to HUB and its vision for expansion and success.

Ms. Persofsky also serves as Executive Chair of Green Gruff, a pioneer in sustainable pet wellness products, and Vice-Chair of Tilray Brands, a leading global cannabis lifestyle and CPG company. She also serves on the boards of Hydrofarm Holdings Group and Greenlane Holdings and previously served on the board of Oceansix. A former Bank of Montreal executive officer, Ms. Persofsky has held advisory roles with several major institutions, including Tim Hortons, Canadian Tire, CIBC, Canada Post, and Interac.

Her appointment as Chairperson of the Company’s Board of Directors is expected to strengthen HUB’s corporate governance and enhance the Board’s contributions, oversight and support as the Company accelerates its mission to become a leader in global cybersecurity and core-banking platforms.

Noah Hershcoviz, CEO of HUB, commented:

“We are honored to welcome Ms. Renah Persofsky as our new Chairperson of the Board of Directors. Her leadership track record, innovative spirit, active involvement in the Company’s business and commercial activities and goals as well as her proven strategic acumen and comprehensive global business insights, are already proving invaluable as HUB evolves. I am personally looking forward to working alongside Renah, together with HUB’s executive management team. I would also like to extend my sincere gratitude to Mr. Kasbian Nuriel Chirich for his dedicated service to the Board as its Chair over the past years.”

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in advanced cybersecurity solutions that protect sensitive commercial and government information. HUB’s offerings include encrypted computing technologies that prevent hardware-level intrusions and innovative data theft prevention solutions. Operating in over 30 countries, HUB serves a diverse client base with its cutting-edge cybersecurity appliances and services.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations:

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com